

02005128

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

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SEC FILE NUMBER
8- 35871

RECD S.E.C. FEB 06 2002

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2000 (MM/DD/YY) AND ENDING 12-31-2000 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SEWARD,GROVES,RICHARD & WELLS,INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

36 WEST 44th STREET
(No. and Street)

NEW YORK (City) N.Y. (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KENNTH P. WLOSEK
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JORDAN,MICHAEL,JOSEPH
(Name — if individual, state last, first, middle name)

521 FIFTH AVENUE (Address) NEW YORK, (City) N.Y. (State) 10175 (Zip Code)

CHECK ONE:
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 19 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, KENNETH P. WLOSEK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SEWARD, GROVES, RICHARD & WELLS, INC., as of 12-31, 2000, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

____
Signature

____
Title

____
Notary Public

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of ~~Changes in Financial Condition~~ CASH FLOWS
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- X (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- X (m) A copy of the SIPC Supplemental Report.
- X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MICHAEL J. JORDAN
CERTIFIED PUBLIC ACCOUNTANT
521 FIFTH AVENUE
NEW YORK, N.Y. 10175 (212) 292-4444

Board of Directors,

Seward,Groves,Richard & Wells,Inc.

We have audited the accompanying statement of financial condition of Seward,Groves, Richard & Wells,Inc., as of December 31, 2000, and the related statements of income,retained earnings,cash flow, changes in stockholders equity and net capital computation for the year then ended. These financial statements are the responsibility of the Company's management.Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards.Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.An audit includes examining,on a test basis,evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management,as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Seward,Groves, Richard & Wells,Inc., as of December 31, 2000, and results of its operations and its cash flow for the year the ended in conformity with generally accepted accounting principles.



Michael J. Jordan
Certified Public Accountant

February 23, 2001

SEWARD,GROVES,RICHARD & WELLS,INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2000

ASSETS

CURRENT ASSETS		
CASH & CASH EQUIVALENTS	$13,857	
TOTAL CURRENT ASSETS		$13,857
OTHER ASSESTS		
INVESTMENTS		3,300
TOTAL ASSETS		$17,157

LIABILITIES & STOCKHOLDERS EQUITY

LIABILITIES

CURRENT LIABILITIES		
ACCOUNTS PAYABLE & ACCRUED TAXES	$4,500	
TOTAL CURRENT LIABILITIES		$4,500

STOCKHOLDERS EQUITY

CAPITAL STOCK		
COMMON STOCK - 1000 SHARES ISSUED AND OUTSTANDING	19,000	
PAID IN CAPITAL	5,000	
RETAINED EARNINGS (DEFICIT)	(11,343)	
TOTAL STOCKHOLDERS EQUITY		12,657
TOTAL LIABILITIES & STOCKHOLDERS EQUITY		$17,157

THE NOTES TO THE FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

SEWARD,GROVES,RICHARD & WELLS,INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2000

INCOME		
CONCESSIONS	$120,654	
INTEREST	16,546	
		$137,200
EXPENSES		
COMMISSIONS	125,891	
TRAVEL & ENTERTAINMENT	1,929	
PROFESSIONAL SERVICES	1,850	
Bank Charges	247	
NASD FEES	3,399	
CORPORATE TAXES	1,771	135,087
NET GAIN		$ 2,113
RETAINED EARNINGS (DEFICIT) AT JANUARY 1, 2000		(13,456)
RETAINED EARNINGS (DEFICIT) AT DECEMBER 31, 2000		$(11,343)

THE NOTES TO THE FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

SEWARD, GROVES, RICHARD & WELLS, INC.
STATEMENT OF CASH FLOW
FOR THE YEAR ENDED DECEMBER 31, 2000

CASH FLOW FROM OPERATING ACTIVITIES:	
NET GAIN	$ 2,113
CHANGES IN THE CURRENT ACCOUNTS:	
NET INCREASE IN ACCOUNTS PAYABLE AND ACCRUED EXPENSES	1,385
CHANGES IN NON CURRENT ACCOUNTS:	
NET (INCREASE) IN OTHER ASSETS	(3,300)
CASH FLOW FROM OPERATING ACTIVITIES	198
CASH FLOW FROM OPERATING ACTIVITIES	198
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR, 1-1-00	13,659
CASH AND CASH EQUIVALENTS AT END OF YEAR, 12-31-00	$13,857

THE NOTES TO THE FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

SEWARD,GROVES,RICHARD & WELLS,INC.
STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2000

BALANCE ON STOCKHOLDERS EQUITY AT DECEMBER 31,1999	$ 10,544
NET GAIN FOR THE YEAR ENDED DECEMBER 31, 2000	2,113
BALANCE IN STOCKHOLDERS EQUITY AT DECEMBER 31, 2000	$ 12,657

THE NOTES TO THE FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

SEWARD,GROVES,RICHARD & WELLS,INC.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2000

Significant Accounting Policies:

NOTE 1 Seward,Groves,Richard & Wells,Inc. is a securities broker-dealer licensed and qualified to transact business under the Securities and Exchange Act of 1934. the company acts as a broker-deater in the sale of interest of direct participation programs. Commission income is recorded ten days after the later of (1) the closing of the offering or (2) the receipt of gross proceeds by the partnership firm units sold by Seward,Groves,Richard and Wells,Inc.

2 Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3 Cash Segregated Under Federal Regulation
Pursuant to the Securities and Exchange Commission's Rule 15c3-3 SGRW must calculate the reserve requirement and segregate cash and/ or securities for the exclusive benefit of the customers on a periodic basis. The reserve requirements calculated by SGR&W was $-0- at December 31, 2000.

4 Cash Flows.
For the purposes of the statement of cash flows, SGR&W considers all liquid investments with a maturity of three months or less to be cash equivalents.

SEWARD,GROVES,RICHARD & WELLS,INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
AS AT DECEMBER 31, 2000

NET CAPITAL	
Total Stockholder's Equity	$12,657
Net capital before haircuts on security positions	$12,657
NET CAPITAL	$12,657
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total Liabilities	$ 4,500
COMPUTATION OF NET CAPITAL REQUIREMENT	
Net Capital requirement-greater of 6 2/3% indebtedness or $5,000-	$ 5,000
Excess net capital	$ 7,657
Excess net capital if 1,000%(net capital less 10% of aggregated indebtedness)	$ 12,207
Ratio: Aggregate indebtedness to net capital	0.356 to 1

MICHAEL J. JORDAN
CERTIFIED PUBLIC ACCOUNTANT
521 FIFTH AVENUE
NEW YORK, N.Y. 10175 (212) 292-4444

February 23,2001

Board of Directors
Seward,Groves,Richard & Wells,Inc.

RE: Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5

Gentlemen:

We have examined the consolidated financial statements of Seward,Groves, Richard & Wells,Inc.,for the year ended December 31, 2000, and have issued a report thereon dated February 23,2001. As part of our examination, we made a study and evaluation of the company's system of internal accounting control, to the extent we considered necessary,to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature,timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

The management of the company is responsible for establishing and maintaining a system of internal accounting control. In fulfilling this responsibility,estimates and judgments by management are required to assess the expected benefits and related costs of control procedures. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that the assets for the Company has responsibility are safeguarded against loss from unauthorized use or disposition; and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted principles.

Our study and evaluation made for the limited purpose described in the first paragraph, would not necessary disclose all the material weaknesses in the system. Accordingly,we do not express an opinion on the system of internal accounting control of Seward,Groves,Richard & Wells,Inc., taken as a whole. Howerever,our study and evaluation disclosed no condition that we believed to be a material weakness.

This report is intended solely for the use of management and the NASD,or the Securities & Exchange Commission and should not be used for any other purpose

Sincerely,



Michael J. Jordan,C.P.A.

MICHAEL J. JORDAN
CERTIFIED PUBLIC ACCOUNTANT

521 FIFTH AVENUE
NEW YORK, N.Y. 10175 **(212) 292-4444**

February 23, 2001

Board of Directors
Seward,Groves,Richard & Wells,Inc.

Gentlemen:

There were no material differences in the reconciliation of the audit computation of Net Capital and the corresponding Focus Part IIA

Sincerely,



Michael J. Jordan,C.P.A.